22003469

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SEC FILE NUMBER
8-70432

SEC Mail Processing
MAR 01 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** (MM/DD/YY) AND ENDING **12/31/2021** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CMD GLOBAL PARTNERS, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

123 N. WACKER DRIVE, SUITE 1375
(No. and Street)

CHICAGO	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CHRIS SALAMASICK	**(312) 550-2666**	**csalamasick@cmdglobal.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PLANTE & MORAN, PLLC
(Name – if individual, state last, first, and middle name)

10 S. RIVERSIDE PLAZA, 9TH FLOOR	**CHICAGO**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

OCTOBER 20, 2003	**166**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, M. Christopher Salamasick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CMD Global Partners, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Member, Managing Director

[signature]
Notary Public

OFFICIAL SEAL
ANGELICA AGUIRRE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/19/22

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CMD GLOBAL PARTNERS, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2021

CMD GLOBAL PARTNERS, LLC

DECEMBER 31, 2021

TABLE OF CONTENTS

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
CMD Global Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CMD Global Partners, LLC as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CMD Global Partners, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CMD Global Partners, LLC's management. Our responsibility is to express an opinion on CMD Global Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CMD Global Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as CMD Global Partners, LLC's auditor since 2020.
Chicago, Illinois
February 24, 2022

CMD GLOBAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS		
Current Assets:		
Cash and cash equivalents	$	515,533
Accounts receivable		1,378,248
Prepayments and deposits		38,951
Total Current Assets	**$**	**1,932,732**
Long-term Assets:		
Right of use asset	$	93,477
Computer equipment, net		36,034
Total Long-term Assets	**$**	**129,511**
TOTAL ASSETS	**$**	**2,062,243**
LIABILITIES & MEMBERS' EQUITY		
Current Liabilities:		
Payables:		
Accounts payable	$	16,436
Due to related parties		283,812
Accrued member wages		919,899
Deferred revenue		30,000
Current portion of lease liability		73,088
Total Current Liabilities	**$**	**1,323,235**
Long-term Liabilities		
Lease Liability	$	32,225
Total Long-term Liabilities	**$**	**32,225**
Member's Equity	**$**	**706,783**
TOTAL LIABILITIES & MEMBERS' EQUITY	**$**	**2,062,243**

See notes to financial statement

CMD GLOBAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

1. Description of Business

CMD Global Partners, LLC ("CMD" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CMD was organized under the Limited Liability Company Act of the State of Delaware.

CMD was formed on September 20, 2019, and became registered with the SEC and FINRA effective September 30, 2020.

CMD's principal business activity is to provide investment banking services to its clients, including corporations and others, on various transactions, as well as financial, structural and strategic advice. Such transactions include mergers, acquisitions, restructurings, financings and other extraordinary corporate transactions. CMD does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

CMD Global Partners, LLC is wholly owned by CMD Global Partners HoldCo, LLC as of December 31, 2021.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America ("GAAP").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

3. Accounts Receivable

Accounts Receivable are stated in the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, there were $1,378,248 and $30,953, respectively, of accounts receivable from contracts with customers.

4. Concentration of Credit Risk

The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") subject to certain limitations. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risk on such accounts.

5. Related Party Transactions

The Company has related party transactions with its parent CMD Global Partners HoldCo, LLC, and an affiliate, CMD Global Partners (USA), LLC. CMD Global Partners (USA), LLC is a subsidiary of CMD Global Partners HoldCo, LLC. The transactions are primarily comprised of advances for payroll. As of December 31, 2021, the amounts owed were $273,812 to CMD Global Partners HoldCo, LLC, and $10,000 to CMD Global Partners (USA), LLC.

6. Income Taxes

The Company is organized as a limited liability company and is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements, as the member includes the Company's taxable income or loss on its income tax returns.

7. Leases

On January 30, 2020, the Company entered into an operating lease agreement for office space in Chicago, Illinois, expiring May 31, 2023. The lease requires the Company to maintain a security deposit in the amount of $28,637.

In accordance with ASC 842, Leases, the Company recognized a right-of-use asset and corresponding lease liability of $206,283 at the lease inception. This amount was based on the present value of the fixed lease payments using a discount rate of 5%.

Cash paid for office rent and lease cost recognized amounted to $74,642 and $63,089, respectively, for the year ended December 31, 2021.

Future minimum payments required under the lease are as follows:

2022	$76,701
2023	32,631
Total undiscounted lease payments	109,332
Less imputed interest	(4,019)
Total lease liability	$105,313

CMD also rents space in Aventura, FL, on a month-to-month basis for $481 per month.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined.

8. Regulatory Requirements cont.

At December 31, 2021, the Company had net capital of $163,550, which exceeded requirements by $79,418. The ratio of aggregate indebtedness to net capital was 7.72 to 1.

The Company does not carry customer accounts. Accordingly, the computation for determination of reserve requirements and information relating to possession or control requirements under SEC Rule 15c3-3 are not applicable.

9. Commitments and Contingencies

As of December 31, 2021, the Company has no other commitments or contingencies.

10. Subsequent Events

The Company has evaluated subsequent events through February 24, 2022, the date the financial statements were issued. No material subsequent events were identified that would require recognition or disclosure in the financial statements.